Form 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Reporting Issuer

First Mining Gold Corp. (the "**Company**")
Suite 2070 – 1188 West Georgia Street
Vancouver, British Columbia V6E 4A2

Item 2. Date of Material Change

June 3, 2020.

Item 3. News Release

A news release was disseminated through ACCESSWIRE on June 3, 2020 and subsequently filed on SEDAR.

Item 4. Summary of Material Change

The Company announced that it had entered into a definitive share purchase agreement (the "**Share Purchase Agreement**") with Treasury Metals Inc. ("**Treasury Metals**") pursuant to which Treasury Metals will acquire all of the issued and outstanding shares of Tamaka Gold Corporation ("**Tamaka**") a wholly-owned subsidiary of the Company that owns the Goldlund Gold Project ("**Goldlund**") in order to combine Treasury Metals' Goliath Gold Project ("**Goliath**") with Goldlund (the "**Transaction**"). Pursuant to the Transaction, on closing:

- Treasury Metals will issue to the Company 130,000,000 common shares of Treasury Metals ("**TML Shares**") and 35,000,000 common share purchase warrants to purchase TML Shares ("**TML Warrants**") with an exercise price of $0.50 and a three-year term;

- the Company will be granted a 1.5% net smelter returns ("**NSR**") royalty on all Goldlund claims, 0.5% of which can be bought back by Treasury Metals at any time by paying the Company $5,000,000 cash;

- the Company will be entitled to nominate three directors of a seven-member Board of Directors of Treasury Metals (the "**Treasury Board**") and

- Treasury Metals will form a technical committee (the "**Technical Committee**") consisting of four members, with the Company entitled to appoint two members of the Technical Committee.

In addition, the Company may receive an additional $5,000,000 cash from Treasury Metals if certain milestones relating to Goldlund are achieved. Within twelve months of closing the Transaction, the Company intends to distribute up to 70,000,000 TML shares, and all 35,000,000 TML Warrants, to the Company's shareholders (the "**Distribution**"), and Treasury Metals has agreed to use commercially reasonable efforts to list the TML Warrants on the Toronto Stock Exchange (the "**TSX**") and the OTCQX following the Distribution.

Completion of the Transaction is subject to customary closing conditions, including approval of at least 66⅔% of the votes cast by the shareholders of Treasury Metals at a shareholder meeting, and TSX approval in connection with the 130,000,000 TML Shares and the 35,000,000 TML Warrants being issued under the Transaction.

Item 5. Full Description of Material Change

The Company announced that it had entered a Share Purchase Agreement with Treasury Metals pursuant to which Treasury Metals will acquire all of the issued and outstanding shares of Tamaka, a wholly-owned subsidiary of First Mining that owns Goldlund, in order to combine Goldlund with Goliath.

Upon completion of the Transaction, the Company will become the largest shareholder of Treasury Metals. The Company's shareholders will retain leverage to the upside potential of combining Goldlund and Goliath through the TML Shares and TML Warrants received by the Company's shareholders under the Distribution, and the Company's potential receipt of cash payments pursuant to: (i) a 1.5% NSR royalty on all Goldlund claims; and (ii) contingent milestone-based payments totalling $5,000,000.

Transaction Consideration

Pursuant to the Transaction, on closing, in exchange for acquiring all of the issued and outstanding shares of Tamaka, a wholly-owned subsidiary of the Company that owns Goldlund, Treasury Metals will issue the Company 130,000,000 TML Shares and 35,000,000 TML Warrants with an exercise price of $0.50 and a three-year term, and the Company will be granted a 1.5% NSR royalty on all Goldlund claims, 0.5% of which can be bought back by Treasury Metals at any time by paying the Company $5,000,000 cash.

In addition, the Company will receive $2,500,000 from Treasury Metals upon receipt of a mining lease to extract material from an open pit mine at Goldlund, and an additional $2,500,000 from Treasury Metals upon 300,000 tonnes of ore being extracted from a mine at Goldlund.

Within twelve months of closing the Transaction, the Company intends to complete the Distribution (pursuant to which up to 70,000,000 TML Shares, and all 35,000,000 TML Warrants, will be distributed by the Company to its shareholders), and following the Distribution, Treasury Metals has agreed to use commercially reasonable efforts to list the TML Warrants on the TSX and the OTCQX. Upon completion of the Distribution, the Company will retain no more

than 19.9% of the issued and outstanding TML Shares, and the Company may use such shares to fund the continued advancement of its Springpole Gold Project.

Management, Board of Directors and Technical Committee

On closing, the Company will be entitled to nominate three directors of a seven-member Treasury Board. After closing, First Mining will continue to have the right to nominate three directors to the Treasury Board until the later of (1) the next meeting of shareholders of Treasury Metals at which directors are to be elected, and (2) the earlier of (i) the date of the Distribution, and (ii) the date that is 12 months from the closing date of the Transaction. If at any time after closing the Company holds between 10% and 19.9% of the issued and outstanding TML Shares, the Company will have the right to nominate two directors to the Treasury Board. If the Company's share ownership in Treasury Metals is reduced to between 5.0% and 9.9% of the issued and outstanding TML Shares, the Company will have the right to nominate one director to the Treasury Board.

In addition, Treasury Metals will constitute a Technical Committee on closing of the Transaction, with the committee overseeing project development of the consolidated Goldlund-Goliath assets. The Technical Committee will consist of four members, with the Company initially entitled to appoint two members of the committee. After closing, as long as the Company holds more than 19.9% of the issued and outstanding TML Shares, it will continue to have the right to appoint two members of the Technical Committee. If at any time after closing the Transaction the Company's ownership is reduced to between 10.0% and 19.9% of the issued and outstanding TML Shares, the Company will have the right to nominate one member of the Technical Committee.

Transaction Conditions and Timing

Completion of the Transaction is subject to customary closing conditions, including approval of at least 66⅔% of the votes cast by the shareholders of Treasury Metals at a shareholder meeting, and TSX approval in connection with the 130,000,000 TML Shares and the 35,000,000 TML Warrants being issued under the Transaction. Treasury Metals expects to hold an annual general and special meeting of its shareholders in early August, and at such meeting, the shareholders of Treasury Metals will be asked to approve the Transaction. If the Transaction is approved by the shareholders of Treasury Metals, closing of the Transaction is expected to occur in mid-August 2020.

Board of Directors' Recommendations

The Transaction has been unanimously approved by both the Treasury Board and the Board of Directors of First Mining, and the Treasury Board has also recommended that all shareholders of Treasury Metals vote in favour of the Transaction. All directors, certain officers and certain shareholders of Treasury Metals, who collectively hold 5.1% of the issued and outstanding TML Shares, have entered into voting support agreements pursuant to which they have agreed to vote their TML Shares in favour of the Transaction.

Advisors and Counsel

Cormark Securities Inc. is acting as financial advisor to the Company, and Blake, Cassels & Graydon LLP is acting as the Company's Canadian legal counsel, with Dorsey & Whitney LLP acting as the Company's U.S. legal counsel.

Haywood Securities Inc. is acting as financial advisor to Treasury Metals, Dentons Canada LLP is acting as legal counsel to the Special Committee of the Treasury Board and McMillan LLP is acting as legal counsel to Treasury Metals.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

For further information, please contact Daniel W. Wilton, Chief Executive Officer, at 604-639-8832.

Item 9. Date of Report

June 12, 2020.